Exhibit 99

REPORT ON MATERIAL INFORMATION

“CHANGE IN ISSUER’S EQUITY INTEREST IN ANOTHER COMPANY”

1.                              General Information

1.1.                      Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.                      Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                      Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.                      State Registration Number (OGRN): 1027700198767

1.5.                      Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                      Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                    Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts/.

2.                              Material Information

2.1.                      Full proprietary name and location of the Company, the Issuer’s equity interest in which changed: Closed joint stock company Expo-Telecom, 7 Tverskaya st., Moscow, 125375.

2.2.                      Issuer’s interest in the Company’s charter capital before the change: 10.87%.

Issuer’s interest in the Company’s ordinary shares before the change: 10.87%.

2.3.                      Issuer’s interest in the Company’s charter capital after the change: 0.00%.

Issuer’s interest in the Company’s ordinary shares after the change: 0.00%.

2.4.                      Date when Issuer’s equity interest in the Company changed: December 10, 2008.

3.                              Signature

3.1.                      First Deputy General Director —

Finance Director	s/s	Andrei A. Gaiduk

3.2.                      Date: February 6, 2009